Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03

Strategic Accelerated Redemption Securities® Linked to the Worst of the S&P 500® Index and the EURO STOXX 50® Index
Issuer	Credit Suisse AG (“Credit Suisse”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called on the first or second Observation Dates
Market Measure	S&P 500® Index (Bloomberg symbol: “SPX”) and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) (each, an “Index” and together, the “Indices”)
Worst Performing Index	The Index with the largest percentage decrease from its starting value to its ending value.
Automatic Call	Automatic call if the Observation Level of each Index on any of the Observation Dates is equal to or greater than its starting value
Observation Level	With respect to each Index, its closing level on any Observation Date
Observation Dates	Approximately one year, two years and three years after the pricing date
Call Premium
In the event of an automatic call, the amount payable per unit will be:
•  [$11.30 to $11.60] if called on the first Observation Date
•  [$12.60 to $13.20] if called on the second Observation Date
•  [$13.90 to $14.80] if called on the final Observation Date

Payout Profile at Maturity	If not called, 1-to-1 downside exposure to decreases in the Worst Performing Index , with up to 100% of your principal at risk
Investment Considerations
This investment is designed for investors who anticipate that the Observation Level of each Index on any of the Observation Dates will be equal to or greater than its starting value and, in that case, accept an early exit from the investment, and are willing to accept that their return on their investment, if any, will be capped at the Call Premium, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1053092/000095010314001857/dp44709_fwp-str13.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•
If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.  Because the notes are linked to two indices, as opposed to only one, it is more likely that the notes will not be automatically called on an Observation Date.

•
Payments on the notes, including repayment of principal, are subject to the credit risk of Credit Suisse. If Credit Suisse becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•	Your investment return, if any, is limited to the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Market Measure.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•
You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the Eurozone.
•
The notes are subject to the risks of each Index, not a basket comprised of the Indices, and will be negatively affected if either Index decreases from its starting value on each Observation Date, even if the other Index increases from its starting value.

•	You will not benefit in any way from the performance of the better performing Index, and you will be subject to risks relating to the relationship between the Indices.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary term sheet, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Term Sheet dated March 14, 2014, Product Supplement EQUITY INDICES STR-2 dated September 23, 2013, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary term sheet, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary term sheet.